Exhibit 3.2

Amendment

to the

Fourth Restated Bylaws of

The Charles Schwab Corporation

Section 1.02 shall read in its entirety, effective as of January 1, 2021:

“Section 1.02. Principal Office. The principal office for the transaction of the business of the Corporation shall be at 3000 Schwab Way, Westlake, TX, 76262. The Board of Directors (hereafter called the “Board”) is hereby granted full power and authority to change said principal office from one location to another.”